December 14, 2018

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Eyenovia, Inc. Registration Statement on Form S-1 File No. 333-228761

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”) we, as representative of the proposed underwriters, hereby join in the request of Eyenovia, Inc. that the effective date of such Registration Statement be accelerated so that it becomes effective at 4:01 p.m., eastern time, on Tuesday, December 18, 2018 or as soon thereafter as possible.

We hereby authorize each of Darrick Mix, Esq. and Jonathan Cohen, Esq. of Duane Morris LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

National Securities affirms that it is aware of its obligations under the Act in connection with this offering.

Very truly yours,

National Securities Corporation,
as Representative

By:	/s/ Jonathan C. Rich

Jonathan C. Rich

EVP & Head of Investment Banking